

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2024

ChiPing Cheung
Chief Executive Officer
Aureus Greenway Holdings Inc
2995 Remington Boulevard
Kissimmee, FL 34744

> **Re: Aureus Greenway Holdings Inc**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted March 26, 2024**
> **CIK No. 0002009312**

Dear ChiPing Cheung:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 27, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted March 26, 2024

Notes to Audited Consolidated Financial Statements
Note 11 - Income Tax, page F-26

1. Please ensure your disclosure here satisfies all applicable guidance in ASC 740-10-50 and Rule 4-08 of Regulation S-X. For example, (1) deferred income tax expense should be disaggregated between federal and state, (2) the income tax reconciliation should be to the federal rate with state income tax as a component of the reconciliation, and (3) provide a schedule of all material items contributing to deferred tax assets and liabilities. Regarding item (3), clarify for us if there are any temporary differences for property and equipment (including related depreciation) contributing to deferred income taxes, and if not, why not. Additionally, provide the nature of the items for "Tax effect of temporary difference"

reported and nondeductible expenses mentioned. Further, you disclose in this note that (a) as of December 31, 2022 the deferred tax assets of $277,634 represented the net operating losses recognized for Chrome I but we do not see this amount reported on the balance sheet at that date or in any schedule in this note, and (b) $84,914 of deferred tax assets for Chrome II were utilized during the year ended December 31, 2023 but the deferred tax assets table reports $111,518 was utilized in 2023; please clarify each.

Please contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Mengyi Ye